

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

<u>Via E-Mail</u>
Yousef Dasuka, CEO
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

> **Re: UpperSolution.com**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed October 6, 2014**
> **File No. 333-190658**

Dear Mr. Dasuka:

We have reviewed your amended registration statement and have the following comment.

<u>Item 1. Financial Statements, page 33</u>

1.   Please update the financial statements in accordance with Rule 8-08 of Regulation S-X. Ensure that an updated consent from the registered public accounting firm is included in the filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian for

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
        Harold P. Gewerter, Esq.